UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2006

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On February 28, 2006, the Company issued a press release announcing its anticipation to complete transfer of manufacturing to China by the end of April 2006. A copy of the press release is attached as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/s/ ARTHUR TSUI
Arthur Tsui Chief Financial Officer

Date: March 6, 2006

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INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated February 28, 2006, announcing its anticipation to complete transfer of manufacturing to China by the end of April 2006.

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Exhibit 99.1

ASAT Holdings Limited Anticipates Completing Transfer

Of Manufacturing To China By End Of April 2006

HONG KONG and PLEASANTON, Calif., – February 28, 2006 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced that the transfer of substantially all manufacturing operations to its new facility in Dongguan, China is anticipated to be completed by the end of April, 2006, approximately four months ahead of schedule.

“The completion of the move to China is a major milestone for ASAT and we are pleased that this process is ahead of schedule,” said Robert J, Gange, president and CEO of ASAT Holdings Limited. “Beginning in the July quarter, we will essentially be operating one manufacturing facility that will have a much leaner cost structure. Labor costs for operators in Dongguan are approximately one-fifth of the rate in Hong Kong. In addition, we expect to achieve significant overhead and SG&A savings as we move some non-direct labor personnel, including engineering, finance and maintenance support, to China.

“Once our current equipment is fully transferred to China, ASAT will still have additional floor space available to add more assembly and test equipment to service significant growth in our business,” said Mr. Gange. “We expect our state-of-the-art facility in China will produce better yields, improve time-to-revenue results and operate more efficiently, which should produce better performance.

“During this entire transition process, our resources were constrained and we could not maximize all the customer opportunities available to us,” said Mr. Gange. “Once we are at full manufacturing capacity in China, I expect that we should be able to increase our utilization rates and capture these additional revenue opportunities.”

Dongguan, China Facility

ASAT’s 560,000 square foot state-of-the-art facility is one of the largest and most advanced semiconductor subcontract assembly and test manufacturing facilities in China. Strategically located in Dongguan, China, about 90 minutes from Hong Kong, the facility offers lower costs, lower risks, and close proximity to ASAT’s key end users. ASAT has invested in the latest generation ERP systems, which deliver better real-time visibility and control of the Company’s manufacturing process across its different manufacturing operations. In addition, ASAT is building production lines for the most advanced packaging technologies, including its leading quad flat no-lead (QFN) technology with its Leadless Plastic Chip Carrier (LPCC™), fine pitch BGA, Flip Chip and Thin Array Plastic Package (TAPP™), to meet the growing demand for smaller, faster and more cost effective high-performance devices.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 17 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT, Inc. is a wholly owned subsidiary of ASAT Holdings Limited and the exclusive representative of ASAT for services in North America. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues in the current fiscal quarter, trends in production levels in China, and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that the shareholder financing may not be obtained, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on August 2, 2005 and the section entitled “Risk Factors” in our quarterly report on Form 6-K filed with the United States Securities and Exchange Commission on January 11, 2006. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Robert J. Gange

Chief Executive Officer

ASAT Holdings Limited

852.2439.8788

bob_gange@asathk.com

Jim Fanucchi

Summit IR Group Inc.

408-404-5400

ir@asat.com